UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25          ----------------------
                                                              OMB APPROVAL
                           NOTIFICATION OF LATE FILING
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                                                        OMB Number:  3235-0058
                                                        Expires:  March 30, 2009
                                                        Estimated average burden
                                                        hours per response .2.50
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                                                              SEC FILE NUMBER
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                                                              CUSIP NUMBER
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(Check one):  [ ]  Form 10-K  [X] Form 20-F [ ]  Form 11-K [ ]  Form 10-Q
              [ ]  Form 10-D  [ ] Form N-SAR  [ ]  Form N-CSR
              For Period Ended: December 31, 2006
                                -----------------
              [ ]  Transition Report on Form 10-K
              [ ]  Transition Report on Form 20-F
              [ ]  Transition Report on Form 11-K
              [ ]  Transition Report on Form 10-Q
              [ ]  Transition Report on Form N-SAR
                   For the Transition Period Ended:_____________________________

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          Read Instruction Before Preparing Form. Please Print or Type.
 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION
 Tevecap S.A.
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 Full Name of Registrant
 N/A
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 Former Name if Applicable

 Av. Das Nacoes Unidas, 7221 - 7th Floor
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 Address of Principal Executive Office (Street and Number)

 Sao Paulo, SP Brazil  05425-902
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 City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)
 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
         (b)   The subject annual report, semi-annual report, transition report
 [X] on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 29, 2006, Tevecap, TVA Sistema, Comercial Cabo TV Sao Paulo S.A., TVA Sul Parana S.A. and Abril Comunicacoes (the principal shareholder of Tevecap) and certain entities affiliated with Abril Comunicacoes entered into certain convergence and sale agreements with Telecomunicacoes de Sao Paulo S.A.-Telesp (an affiliate of Telefonica) pursuant to which, subject to regulatory approvals and other conditions precedent, Tevecap has agreed to transfer substantially all of its operating assets to certain entities controlled by Telefonica and certain affiliates of Abril Comunicacoes. As a result of this anticipated disposition, Tevecap has classified these operations as "Discontinued Operations," the selected financial data and financial statements of which shall be discussed separately in the Annual Report. The preparation of the financial information related to Tevecap's "Discontinued Operations" has caused a brief delay in the finalization of the Annual Report. Tevecap expects to file its Annual Report for the year ended December 31, 2006 no later than the fifteenth calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

      Carlos Eduardo Malagoni          011-55-11                30375127
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              (Name)                  (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                      [X]  Yes         [ ]   No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof
                                                      [ ]  Yes         [X]   No
    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                  Tevecap S.A.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       June 30, 2007                         By  /s/ Carlos Eduardo Malagoni
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).